
03029685



GRUPOMEXICO

GRUPO MEXICO, S.A. DE C.V.
AV BAJA CALIFORNIA No. 200, COL. ROMA SUR, 06760 MEXICO, D.F.
TELS. 55-64-74-70 Ext. 7150, FAX: 55-64-76-77, E-mail: edurant@gmexico.com.mx


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
AUG 2 9 2003
187
SECTION

August 28, 2003

United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Filing Desk

Issuer: GRUPO MEXICO, S.A DE C.V., File Number 82-4582

Ladies and Gentlemen:

In accordance with rule 12g 3-2 (b), annex you will find Financial Information of Grupo México, S.A. de C.V., filed to the Mexican Stock Exchange (Bolsa Mexicana de Valores) relating for the second quarter ended June 30, 2003.

Any questions concerning the enclosed, should be addressed to the undersigned at (011) (52-55) 5564-7470 or to Daniel Tellechea Salido at (011). (52-55) 5574-8483

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Sincerely,

Ernesto Durán Trinidad
Corporate Comptroller Director

dlw 9/3

Enclosure

cc: Daniel Tellechea Salido Managing Director, Finance, (Grupo México, S.A. de C.V.)
Michael L. Fitzgerald (Sidley Austin Brown & Wood)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: GMEXICO

Quarter: 2 Year: 2003

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**85,228,644**	100	**88,365,955**	100
2	**CURRENT ASSETS**	**12,774,243**	**15**	**12,671,526**	**14**
3	CASH AND SHORT-TERM INVESTMENTS	4,407,014	5	3,224,131	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,328,208	3	2,898,693	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,397,169	2	1,437,478	2
6	INVENTORIES	4,177,406	5	4,861,629	6
7	OTHER CURRENT ASSETS	464,446	1	249,595	0
8	**LONG-TERM**	**138,655**	**0**	**134,531**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	138,655	0	134,531	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**61,216,022**	**72**	**63,125,131**	**71**
13	PROPERTY	35,369,545	41	33,003,952	37
14	MACHINERY AND INDUSTRIAL	58,070,141	68	57,658,118	65
15	OTHER EQUIPMENT	1,657,968	2	1,747,706	2
16	ACCUMULATED DEPRECIATION	34,985,552	41	31,038,904	35
17	CONSTRUCTION IN PROGRESS	1,103,920	1	1,754,259	2
18	**DEFERRED ASSETS (NET)**	**10,159,238**	**12**	**9,987,208**	**11**
19	**OTHER ASSETS**	**940,486**	**1**	**2,447,559**	**3**
20	**TOTAL LIABILITIES**	**54,556,897**	100	**56,277,603**	100
21	**CURRENT LIABILITIES**	**12,803,407**	**23**	**18,625,336**	33
22	SUPPLIERS	3,040,123	6	4,513,404	8
23	BANK LOANS	5,834,742	11	8,902,327	16
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,546,821	3	1,354,063	2
26	OTHER CURRENT LIABILITIES	2,381,721	4	3,855,542	7
27	**LONG-TERM LIABILITIES**	**25,860,636**	**47**	**20,482,338**	36
28	BANK LOANS	25,829,167	47	20,315,232	36
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	31,469	0	167,106	0
31	**DEFERRED LOANS**	**11,124,327**	**20**	**13,224,375**	23
32	**OTHER LIABILITIES**	**4,768,527**	**9**	**3,945,554**	7
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**30,671,747**	100	**32,088,352**	100
34	**MINORITY INTEREST**	**8,704,083**	28	**8,680,759**	27
35	**MAJORITY INTEREST**	**21,967,664**	72	**23,407,593**	73
36	**CONTRIBUTED CAPITAL**	**18,570,174**	61	**18,570,174**	58
37	PAID-IN CAPITAL STOCK (NOMINAL)	16,316,038	53	16,316,038	51
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,104,578	7	2,104,578	7
39	PREMIUM ON SALES OF SHARES	149,558	0	149,558	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,397,490**	**11**	**4,837,419**	**15**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,131,031	33	11,356,921	35
43	REPURCHASE FUND OF SHARES	13,601	0	13,601	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(6,165,685)	(20)	(5,696,865)	(18)
45	NET INCOME FOR THE YEAR	(581,457)	(2)	(836,238)	(3)

26/08/2003 15.42

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR:**2003**

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**4,407,014**	100	**3,224,131**	100
46	CASH	2,827,101	64	2,061,610	64
47	SHORT-TERM INVESTMENTS	1,579,913	36	1,162,521	36
18	**DEFERRED ASSETS (NET)**	**10,159,238**	100	**9,987,208**	100
48	AMORTIZED OR REDEEMED EXPENSES	10,064,934	99	9,865,423	99
49	GOODWILL	94,304	1	121,785	1
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**12,803,407**	100	**18,625,336**	100
52	FOREING CURRENCY LIABILITIES	9,074,987	71	14,162,729	76
53	MEXICAN PESOS LIABILITIES	3,728,420	29	4,462,607	24
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,381,721**	100	**3,855,542**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,381,721	100	3,855,542	100
27	**LONG-TERM LIABILITIES**	**25,860,636**	100	**20,482,338**	100
59	FOREING CURRENCY LIABILITIES	23,360,636	90	20,482,338	100
60	MEXICAN PESOS LIABILITIES	2,500,000	10	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**31,469**	100	**167,106**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	31,469	100	167,106	100
31	**DEFERRED LOANS**	**11,124,327**	100	**13,224,375**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	11,124,327	100	13,224,375	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**4,768,527**	100	**3,945,554**	100
68	RESERVES	1,496,794	31	1,444,612	37
69	OTHERS LIABILITIES	3,271,733	69	2,500,942	63
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(6,165,685)**	100	**(5,696,865)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,509,637)	(73)	(4,833,595)	(85)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,656,048)	(27)	(863,270)	(15)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER:**2** YEAR:**2003**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(29,164)	(5,953,810)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	237	243
75	EMPLOYERS (*)	4,871	5,283
76	WORKERS (*)	15,785	16,996
77	CIRCULATION SHARES (*)	651,646,640	651,646,640
78	REPURCHASED SHARES (*)	0	0

26/08/2003 15.42

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,090,845**	100	**12,632,526**	100
2	COST OF SALES	8,402,953	69	8,430,975	67
3	**GROSS INCOME**	**3,687,892**	**31**	**4,201,551**	**33**
4	OPERATING EXPENSES	2,640,530	22	2,546,288	20
5	**OPERATING INCOME**	**1,047,362**	**9**	**1,655,263**	**13**
6	TOTAL FINANCING COST	468,086	4	1,468,777	12
7	**INCOME AFTER FINANCING COST**	**579,276**	**5**	**186,486**	**1**
8	OTHER FINANCIAL OPERATIONS	2,265	0	(55,452)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**577,011**	**5**	**241,938**	**2**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	837,765	7	684,970	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(260,754)**	**(2)**	**(443,032)**	**(4)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(1,394)	0	287	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(262,148)**	**(2)**	**(442,745)**	**(4)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(262,148)**	**(2)**	**(442,745)**	**(4)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	9,009	0	84,443	1
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(271,157)**	**(2)**	**(527,188)**	**(4)**
19	NET INCOME OF MINORITY INTEREST	310,300	3	309,050	2
20	**NET INCOME OF MAJORITY INTEREST**	**(581,457)**	**(5)**	**(836,238)**	**(7)**

26/08/2003 15.42

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,090,845**	**100**	**12,632,526**	**100**
21	DOMESTIC	5,128,129	42	4,909,394	39
22	FOREIGN	6,962,716	58	7,723,132	61
23	TRANSLATED INTO DOLLARS (***)	664,331	5	736,884	6
6	**TOTAL FINANCING COST**	**468,086**	**100**	**1,468,777**	**100**
24	INTEREST PAID	800,822	171	1,001,762	68
25	EXCHANGE LOSSES	596,966	128	2,940,145	200
26	INTEREST EARNED	112,997	24	57,517	4
27	EXCHANGE PROFITS	512,587	110	1,602,591	109
28	GAIN DUE TO MONETARY POSITION	(304,118)	(65)	(813,022)	(55)
8	**OTHER FINANCIAL OPERATIONS**	**2,265**	100	**(55,452)**	100
29	OTHER NET EXPENSES (INCOME) NET	2,265	100	(55,452)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**837,765**	100	**684,970**	100
32	INCOME TAX	856,841	102	584,924	85
33	DEFERED INCOME TAX	(144,567)	(17)	(29,632)	(4)
34	WORKERS' PROFIT SHARING	125,491	15	129,678	19
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

26/08/2003 15.42

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	12,090,844	12,632,525
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	24,621,010	26,047,886
39	OPERATION INCOME (**)	373,486	132,883
40	NET INCOME OF MAYORITY INTEREST(**)	(968,025)	(4,187,866)
41	NET CONSOLIDATED INCOME (**)	(396,085)	(4,081,357)

26/08/2003 26/08/2003 15.42

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(271,157)**	**(527,188)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,127,570	1,922,296
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,856,413**	**1,395,108**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(3,329,011)	571,920
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,472,598)**	**1,967,028**
6	CASH FLOW FROM EXTERNAL FINANCING	32,816	(1,004,765)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**32,816**	**(1,004,765)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**66,970**	**(1,181,928)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,372,812)	(219,665)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	5,779,826	3,443,796
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	4,407,014	3,224,131

26/08/2003 15.42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,127,570**	**1,922,296**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,253,458	1,947,875
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	41,566	33,356
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(167,454)	(58,935)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(3,329,011)**	**571,920**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	158,646	(636,050)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	322,321	749,791
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	100,289	212,799
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,265,633)	(365,915)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,644,634)	611,295
6	**CASH FLOW FROM EXTERNAL FINANCING**	**32,816**	**(1,004,765)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	6,124,198	279,153
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(6,091,382)	(1,283,918)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	0	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**66,970**	**(1,181,928)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	4,059	986
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(575,891)	(1,241,611)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(38,898)	(69,248)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	677,700	127,945

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(2.24) %	(4.17) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(4.41) %	(17.89) %
3	NET INCOME TO TOTAL ASSETS (**)	(0.46) %	(4.62) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(112.16) %	(154.22) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.29 times	0.29 times
7	NET SALES TO FIXED ASSETS (**)	0.40 times	0.41 times
8	INVENTORIES ROTATION (**)	4.49 times	4.24 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	30 days	36 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.16 %	7.82 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	64.01 %	63.69 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.78 times	1.75 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.45 %	61.56 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	42.24 %	32.45 %
15	OPERATING INCOME TO INTEREST PAID	1.31 times	1.65 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.45 times	0.46 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.00 times	0.68 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.67 times	0.42 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.23 times	0.23 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	34.42 %	17.31 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	15.35 %	11.04 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(27.53) %	4.53 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.84) times	1.96 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(859.92) %	105.05

26/08/2003 15.42

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.49)	$ (6.43)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.60)	$ (6.13)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.01)	$ (0.13)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 33.71	$ 35.92
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.47 times	0.40 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.74 times	2.21 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

26/08/2003 15.42

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP)

USGAPP (*)	THREE MONTHS ENDED JUNE 30 2003	JUNE 30 2002	VAR. %	SIX MONTHS ENDED JUNE 30 2003	JUNE 30 2002	VAR. %
NET SALES	590,944	654,032	(9.6)	1,130,171	1,284,802	(12.0)
COST OF SALES	405,640	420,977	(3.6)	801,449	868,302	(7.7)
ADMINISTRATIVE EXPENSES	27,482	31,384	(12.4)	54,281	65,335	(16.9)
OPERATING INCOME	87,906	131,919	(33.4)	132,573	212,341	(37.6)
EBITDA	157,822	201,671	(21.7)	274,441	351,165	(21.8)
FINANCING COSTS(NET)	13,176	48,452	(72.8)	63,337	96,810	(34.6)
(LOSS) INCOME NET	(3,582)	65,361	(105.5)	(33,892)	44,421	(176.3)
(LOSS) INCOME PER SHARE	(0.01)	0.10	(105.5)	(0.05)	0.07	(176.3)

METALS MARKET PRICES

		THREE MONTHS ENDED JUNE 30 2003	JUNE 30 2002	VAR. %	SIX MONTHS ENDED JUNE 30 2003	JUNE 30 2002	VAR. %
COPPER	(US CTVS./LB)	74.7	74.2	0.7	75.4	73.2	3.0
ZINC	(US CTVS./LB)	35.1	35.5	(1.1)	35.4	35.7	(0.8)
SILVER	(DLLS./OZ)	4.6	4.7	(2.1)	4.6	4.6	-
GOLD	(DLLS./OZ)	346.7	312.8	10.8	349.4	301.6	15.8
MOLYBDENUM	(US. DLLS./LB.)	5.1	4.1	24.4	4.5	3.4	32.4
LEAD	(US CTVS./LB)	20.7	20.6	0.5	20.8	21.5	(3.3)

* BECAUSE OF THE NATURE OF OUR MINING BUSINESS ACTIVITIES, WHOSE SALES ARE 100% DENOMINATED IN US DOLLARS, WE HAVE PRESENTED FIGURES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES UNDER THE HEADING "APPLIES TO US GAAP" AND SUBSEQUENTLY IN ACCORDANCE WITH MEXICAN GAAP UNDER THE HEADING " APPLIES TO MEXICAN GAAP".

GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST SIX MONTHS ENDED ON JUNE 30, 2003, INCLUDED THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC) AND GRUPO FERROVIARIO MEXICANO (GFM) WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC), GRUPO FERROVIARIO MEXICANO (GFM) AND FERROMEX.

APPLIES TO US GAAP:

AS A RESULT OF THE FINANCIAL RESTRUCTURING CONCLUDED IN THE PERIOD OF

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MARCH/APRIL OF THE PRESENT YEAR, AND WITH OBJECT OF MAKING SIMPLER THE CORPORATE STRUCTURE OF GROUP, WITH DATE 28 OF MAY OF THE 2003, WAS CARRIED OUT A EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS OF THE SUBSIDIARY MM, AND GMM, IN WHICH REMEMBERED THE COALITION OF GMM IN MM, SUBSISTING THIS LAST ONE AS COMPANY MERGER. INSIDE THE AGREEMENTS OF THE MENTIONED ASSEMBLY AND SPECIFICALLY INSIDE THE AGREEMENT OF MERGER, IT REMEMBERED THAT THE MERGER FOR EFFECTS AMONG THE PARTS WAS CARRIED OUT WITH DATE 30 OF MAY OF THE 2003 AND IT STOPS EFFECTS WITH THIRD PARTS, 90 DAYS AFTER THE REGISTRATION OF THE CORRESPONDING RECORDS BEFORE THE PUBLIC REGISTRATION OF THE PROPERTY, AND AS AN ABOVE-MENTIONED CONSEQUENCE, GRUPO MEXICO'S FINANCIAL INFORMATION SHOWN IN THIS REPORT, CONTAINS INCORPORATE THE EFFECTS OF THE MERGER OF THE SUBSIDIARY GMM AND MM AND THAT THEY WERE AS FOLLOW:

THE CONSOLIDATED RESULTS (LOSSES) ACCUMULATED OF THE PERIOD OF JANUARY 1° AT MAY 30 THE 2003 OF GMM, THEY WERE CAPITALIZED FOR A MOUNT OF $ 59.9 MILLION DOLLARS, WHICH ARE INTEGRATED BASICALLY FOR $ 5.4 MILLION DOLLARS OF OPERATIVE LOSSES, $ 41.8 MILLION DOLLARS OF FINANCIAL COSTS, $ 11.2 MILLION DOLLARS RELATED WITH DEFERRED TAXES AND $ 1.5 MILLION DOLLARS OF OTHER SMALLER ITEMS, SITUATION THAT WAS REFLECTED IN A DECREASE OF THE STOCKHOLDERS' EQUITY.

AT JUNE 30, 2003 REDUCTIONS IN COSTS AND EXPENSES ADDED $ 66.9 MILLION DOLLARS REPRESENTING A 7.7% IMPROVEMENT COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE IN COSTS AND EXPENSES ALSO ALLOWED US TO MITIGATE THE EFFECT OF THE REDUCTION OF COPPER SALES (14.1%) AND ZINC (24.6%).

G MEXICO'S CONSOLIDATED SALES AS OF JUNE 30, 2003 WERE $ 1,130.2 MILLION DOLLARS, COMPARED TO $ 1,284.8 MILLION DOLLARS DURING THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE FOLLOWING REASONS:

IN THE CASE OF FERROMEX WE HAD THE SAME VOLUME OF TRANSPORTATION, HOWEVER, THE NEGATIVE EFFECTS OF THE IMPORTS AND EXPORTS ORIGINATED BY THE GLOBAL CIRCUMSTANCES, ALSO THE EFFECT OF THE FOREIGN EXCHANGE RATE, THAT REGISTERED IN AVERAGE OF 14.4% DEVALUATION IN THE FIRST SIX MONTHS OF 2003 COMPARED TO THE SAME PERIOD A YEAR AGO, WHICH AFFECTED INCOME FROM THE RAILROAD TRANSPORT SERVICES.

REGARDING THE MINING DIVISION, THE SALES REDUCTION WAS DUE BASICALLY TO OUR STRATEGY OF FAVORING MARGIN OVER VOLUME, AS WELL TO THE NEGATIVE IMPACT DUE TO THE OPERATIONAL CUTBACK IN THE MISSION, USA MINE AND THE LABOR STRIKE IN MEXICANA DE CANANEA, IN ADDITION TO THE LIQUIDITY PROBLEMS MANIFEST DURING THE PERIOD OF THE FINANCIAL RESTRUCTURING, WHICH CAUSED NEGATIVE IMPACT IN THE OPERATION OF THE MINES AND PLANTS OF THE MINING SECTOR IN MEXICO AND THE UNITED STATES.

AT JUNE 30, 2003 THE OPERATING CASH FLOW (EBITDA) WAS $ 274.4 MILLION DOLLARS, REPRESENTING 24.3% OF SALES COMPARED TO 27.3% DURING THE SAME PERIOD OF THE PREVIOUS YEAR, THE MERGER MENTIONED IN $ 3.9 MILLION DOLLARS BENEFITED BEFORE THIS INDICATOR.

THE FINANCIAL COST ACCUMULATED AT JUNE 30 THE 2003, REPRESENTED $ 63.3 MILLION DOLLARS, WHICH WERE DIMINISHED FOR $ 41.8 MILLION DOLLARS THAT WERE CAPITALIZED BEFORE AS A RESULT OF THE MERGER MENTIONED, THE FINANCIAL COST FOR THE SAME PERIOD OF THE 2002 WAS OF $ 96.8 MILLION DOLLARS.

THE CONSOLIDATED MAJORITY NET LOSS OF G.MÉXICO AT JUNE 30, 2003 WAS OF $ 33.9 MILLION DOLLARS, BEING THIS BENEFICIARY FOR A CAPITALIZATION OF THE RESULT ACCUMULATED BEFORE BY THE MERGER MENTIONED FOR $ 59.9 MILLION DOLLARS AND THAT COMPARED WITH THE PERIOD PREVIOUS OF THE 2002 THIS IT SHOWED A UTILITY OF $ 44.4 MILLION.

INVESTMENTS

THE INVESTMENT PROGRAM CARRIED OUT DURING THE YEAR HAS REACHED $ 95.8 MILLION DOLLARS, OF WHICH $ 64.7 MILLION DOLLARS CORRESPONDS TO THE MINING DIVISION, THAT IS MOSTLY RELATED TO COST IN STRIPPING ORE OF $ 38.1 MILLION DOLLARS THAT WILL ALLOW TO ACCESS HIGHER-GRADE MINERAL ZONES. IN JUNE OF THE CURRENT YEAR, SPCC GRANTED A CONTRACT TO BECHTEL INTERNATIONAL FOR THE DESIGN AND CONSTRUCTION OF THE MODERNIZATION OF THE LEACHING SYSTEM IN THE MINE OF TOQUEPALA, WHICH WILL REPLACE THE USE OF TRUCKS FOR THE TRANSPORTING OF THE LEACHING MATERIAL, WITH A ESTIMATED COST OF $ 70 MILLION DOLLARS AND IT IS EXPECTED THAT THAT HAS A DURATION OF 24 MONTHS. THE RAILROAD DIVISION INVESTED $ 31.1 MILLION DOLLARS ON THE CONSTRUCTION, REHABILITATION OF TRACKS, TERMINALS AND A NEW VEHICLE TERMINAL IN GUADALAJARA, JALISCO.

FINANCING

THE TOTAL DEBT OUTSTANDING AT JUNE 30, 2003, WAS $ 2,983.7 MILLION DOLLARS, WITH AVAILABLE CASH OF $ 416.5 MILLION DOLLARS AND THAT IS EQUIVALENT TO A NET DEBT OF $ 2,567.2 MILLION DOLLARS.

ON APRIL 29, 2003, GRUPO MÉXICO, S.A. DE C.V. (GM) REPORTED THAT ITS SUBSIDIARY GRUPO MINERO MÉXICO, S.A. DE C.V., GMM, WHICH CONCENTRATES ITS WHOLE MINING OPERATIONS IN MEXICO, HAS CONCLUDED AND SIGNED ITS FINANCIAL RESTRUCTURING WITH BOTH, THE INSTITUTIONAL INVESTORS THAT ARE HOLDERS OF ITS ISSUED SECURED EXPORT NOTES AND WITH THE BANKS LEAD BY BANK OF AMERICA, N.A. THE AGREEMENTS RESTRUCTURE CREDITS FOR $ 608.9 MILLION DOLLARS, NOW PAYABLE IN MARCH 2007, AND CREDITS FOR $ 270.3 MILLION DOLLARS THAT WILL BE PAYABLE IN QUARTERLY INSTALLMENTS STARTING IN MARCH 2004. IN SUM, CREDITS FOR A TOTAL OF $ 879.2 MILLION DOLLARS WERE RESTRUCTURED. AS PART OF THE AGREEMENTS EXECUTED TODAY THE HOLDING COMPANY OF G.MEXICO'S MINING ASSETS, AMERICAS MINING CORPORATION (AMC), WILL CAPITALIZE GMM WITH $ 110 MILLION DOLLARS TO SUPPORT ITS FINANCIAL STRUCTURE AND ENSURE THE DEVELOPMENT OF OPERATIONS OF THE LATTER AND ITS SUBSIDIARIES. WITH THE FOREGOING, TOGETHER WITH THE RECENT PAYMENT OF $ 550 MILLION DOLLARS CREDITS OWED BY ITS SUBSIDIARY ASARCO INCORPORATED (ASARCO), WHICH WAS MADE LAST MARCH 31, G.MEXICO CONCLUDES ITS FINANCIAL RESTRUCTURATION. IN THAT SENSE HAVING SUCCESSFULLY CONCLUDED THIS FINANCIAL RESTRUCTURE, THAT IMPLIED A REMARKABLE COMPLEXITY GIVEN THE NUMBER OF INSTITUTIONAL INVESTORS, BANKING INSTITUTIONS AND AGENCIES OF THE U.S. GOVERNMENT INVOLVED, GRUPO MÉXICO AND ITS SUBSIDIARIES WILL HAVE NOW MORE FINANCIAL AND OPERATIONAL FLEXIBILITY TO FULLY FOCUS ON INCREASING THE PRODUCTIVITY AND PROFITABILITY OF ITS VARIOUS MINING AND METALLURGICAL UNITS EVEN IN THE PERIOD OF DEPRESSED PRICES THAT THE INDUSTRY IS FACING. IT IS TO HIGHLIGHT THAT BOTH ASARCO AND GMM HAVE A SOLID FINANCIAL STRUCTURE THAT WILL ENABLE THEM TO ENHANCE ITS DAILY OPERATIONS AND BETTER CONFRONT THE CURRENT LOW METAL PRICE CYCLE. IN FACT THE NEXT MATURITY FOR ASARCO IS IN APRIL 2013. FOR ITS PART, GMM, THANKS THE REFERRED RESTRUCTURING, HAS A BETTER DEBT PROFILE IN ACCORDANCE WITH ITS FINANCIAL CAPABILITIES AT THE CURRENT METAL

PRICES. WITH REGARD TO G.MÉXICO'S SUBSIDIARY SOUTHERN PERU COPPER CORPORATION (SPCC) THAT CONSOLIDATES THE PERUVIAN MINING OPERATIONS, ITS FINANCIAL STRUCTURE IS VERY SOLID AND HAS AN APPROVED BOND ISSUE PROGRAM OF UP TO $ 750 MILLION DOLLARS AND A CASH OF AROUND $ 199 MILLION DOLLARS. PART OF THESE RESOURCES WILL BE DEVOTED FOR THE ILO SMELTER MODERNIZATION. FINALLY, G.MEXICO STRESSED THAT ITS TRANSPORT SUBSIDIARIES HAVE A VERY EFFICIENT FINANCIAL AND OPERATIONAL STRUCTURE.

MINING DIVISION

AMERICAS MINING CORPORATION (AMC)

AMC -FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP)

FINANCIAL DATA	3 MONTHS ENDED: 30/06/03	3 MONTHS ENDED: 30/06/02	VAR. %	6 MONTHS ENDED: 30/06/03	6 MONTHS ENDED: 30/06/02	VAR. %
NET SALES	434,310	486,905	(10.8)	847,855	975,480	(13.1)
COST OF SALES	315,322	330,161	(4.5)	635,938	693,334	(8.3)
ADMINISTRATIVE EXPENSES	20,946	23,602	(11.3)	40,953	49,762	(17.7)
OPERATING INCOME	47,396	85,187	(44.4)	67,693	138,662	(51.2)
EBITDA	98,041	133,142	(26.4)	170,964	232,384	(26.4)
FINANCING COST (NET)	2,261	47,880	(95.3)	48,666	96,521	(49.6)
INCOME (LOSS) NET	(13,138)	50,404	(126.1)	(51,671)	13,877	(472.3)

PRODUCTION SOLD		3 MONTHS ENDED: 30/06/03	3 MONTHS ENDED: 30/06/02	VAR. %	6 MONTHS ENDED: 30/06/03	6 MONTHS ENDED: 30/06/02	VAR. %
COPPER	(TM)	199,367	213,417	(6.6)	390,670	454,868	(14.1)
ZINC	(TM)	25,724	31,666	(18.8)	52,386	69,515	(24.6)
SILVER	(KG)	168,477	286,294	(41.2)	323,175	455,118	(29.0)
GOLD	(KG)	438	949	(53.8)	791	1,420	(44.3)
MOLYBDENUM	(TM)	2,922	2,995	(2.4)	5,627	6,089	(7.6)
LEAD	(TM)	5,507	6,914	(20.4)	11,308	14,156	(20.1)

AT JUNE 30, 2003, SALES WERE $ 847.69 MILLION DOLLARS COMPARED TO $ 975.5 MILLION DOLLARS IN 2002. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO LOWER VOLUMES SOLD.

DURING YEAR 2003, SALES VOLUMES FOR COPPER REGISTERED A TOTAL REDUCTION OF 64,198 METRIC TONS, 14.1% LOWER THAN THE SAME PERIOD IN 2002. ZINC AND SILVER HAVE ALSO SHOWN THE SAME TREND WITH A DECREASE OF 24.6% AND 29.0% RESPECTIVELY DURING THE SAME PERIOD. THE SALES REDUCTION WAS DUE BASICALLY TO OUR STRATEGY OF FAVORING MARGIN OVER VOLUME, AS WELL TO THE NEGATIVE IMPACT DUE TO THE OPERATIONAL CUTBACK IN THE MISSION, USA MINE AND THE LABOR STRIKE IN MEXICANA DE CANANEA, IN ADDITION TO THE LIQUIDITY PROBLEMS MANIFEST DURING THE PERIOD

OF THE FINANCIAL RESTRUCTURING, WHICH CAUSED NEGATIVE IMPACT IN THE OPERATION OF THE MINES AND PLANTS OF THE MINING SECTOR IN MEXICO AND THE UNITED STATES.

THE COST OF SALES OF THE SIX MONTHS FINISHED AT JUNE 30 THE 2003 FOR $ 635.9 MILLION DOLLARS DECREASE 8.3% IN CONNECTION WITH THE SAME PERIOD OF THE PREVIOUS YEAR, IN SPITE OF THE IMPORTANT INCREASE DURING THE SECOND QUARTER OF THE 2003 IN THE ENERGY ONES THAT THE MINING INDUSTRY CONSUMES

EBITDA FOR THE FIRST SIX MONTHS OF 2003 WAS $ 171.0 MILLION DOLLARS, 26.4% LOWER THAN THE SAME PERIOD OF THE PREVIOUS YEAR, THE MERGER MENTIONED IN $ 3.9 MILLION DOLLARS BENEFITED.

THE OPERATING EARNINGS AT JUNE 30, 2003 WAS $ 67.7 MILLION DOLLARS, WHICH REPRESENTED A REDUCTION OF 51.2% COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR, DUE TO A SIGNIFICANT REDUCTION IN SALES, THE MERGER MENTIONED IN $ 5.4 MILLION DOLLARS BENEFITED.

NET FINANCING COSTS FOR 2003 WAS $ 48.7 MILLION DOLLARS, 49.7% LOWER THAN TO THE SAME PERIOD OF THE PREVIOUS YEAR OF $ 96.5 MILLION DOLLARS, DUE BASICALLY TO THE REDUCTION OF A BANK LOAN WITH SPCC AND $ 41.8 MILLION DOLLARS OF FINANCIAL COSTS CAPITALIZED DUE TO MERGER MENTIONED.

THE NET LOSS AFTER TAXES AT JUNE 30, 2003 WAS $ 51.7 MILLION DOLLARS, 472.3% HIGHER THAN THE SAME PERIOD OF 2002 BY AMOUNT $ 13.9 MILLION DOLLARS, THE CONSOLIDATED RESULTS ACCUMULATED OF THE PERIOD OF 2003, INCLUDED BENEFITED MERGER MENTIONED FOR A MOUNT OF $ 59.9 MILLION DOLLARS.

RAILROAD DIVISION

GRUPO FERROVIARIO MEXICANO (GFM)

GFM- FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS - US GAAP)

FINANCIAL DATA	3 MONTHS ENDED: 30/06/03	3 MONTHS ENDED: 30/06/02	VAR. %	6 MONTHS ENDED: 30/06/03	6 MONTHS ENDED: 30/06/02	VAR. %
REVENUES	160,537	172,842	(7.1)	289,015	320,856	(9.9)
COST	93,713	100,377	(6.6)	174,598	188,541	(7.4)
ADMINISTRATIVE EXPENSES	5,802	6,643	(12.7)	10,983	13,106	(16.2)
OPERATING INCOME	41,796	44,258	(5.6)	65,129	75,397	(13.6)
EBITDA	61,022	65,822	(7.3)	103,434	119,209	(13.2)
FINANCIAL COST (NET)	10,509	289	-	13,934	689	-
INCOME (LOSS) NET	27,233	23,958	13.7	39,872	48,163	(17.2)

DURING THE FIRST SIX MONTHS OF 2003, REVENUES FROM RAILROAD TRANSPORT SERVICES DECREASE 9.9% AGAINST THE SAME PERIOD OF 2002. THE SECTORS THAT PRESENT A RELEVANT VARIATION DURING THE PERIOD WERE THE FOLLOWING ONES: PETROLEUM WITH AN INCREASE OF 16.0%, AUTOMOTIVE WITH AN INCREASE OF 9.7%, AND ON THE OTHER HAND THE MAIN DECREASES WERE PRESENTED IN THE SECTOR OF FERTILIZERS 36.0%, IN CHEMICAL 16.5% IN THE AGRICULTURAL SECTOR 14.9%. DESPITE THE SAME LEVEL OF

TRANSPORT VOLUMES, THE NEGATIVE EFFECTS OF THE IMPORTS AND EXPORTS ORIGINATED BY THE GLOBAL CIRCUMSTANCES, ALSO THE EFFECT OF THE FOREIGN EXCHANGE RATE, THAT REGISTERED IN AVERAGE OF 14.4% DEVALUATION IN THE FIRST SIX MONTHS OF 2003 COMPARED TO THE SAME PERIOD A YEAR AGO.

THE OPERATION COST FOR THE SIX MONTHS ENDED AT JUNE 30, 2003, DECREASE IN 7.4%, EQUIVALENT TO $ 13.9 MILLION DOLLARS IN COMPARISON WITH THE SAME PERIOD OF THE PREVIOUS YEAR, IN SPITE OF AN IMPORTANT GROWTH IN THE COST OF THE DIESEL THAT IS THE MAIN CONSUMPTION OF THE RAIL OPERATION

THE EBITDA OF GFM FOR THE FIRST SIX MONTHS ENDED JUNE 30, 2003 WERE OF $ 103.4 MILLION DOLLARS THAT IT REPRESENTED 35.8% OF THE REVENUES FOR SERVICES AND IT MEANT A DECREASE OF 13.2% REGARDING THE EBITDA REGISTERED BY THE SAME PERIOD OF THE PREVIOUS YEAR, MAINLY FOR THE EFFECTS OF THE COST OF THE DIESEL THAT REPRESENT A MOUNT APPROXIMATE OF $ 9.0 MILLION DOLLARS DURING THE FIRST SIX MONTHS OF THE 2003

WITH RESPECT TO INVESTMENT PROJECTS AND ACQUISITION OF OTHER ASSETS, GRUPO FERROVIARIO INVESTED $ 31.1 MILLION DURING THE FIRST SIX MONTHS OF 2003, FOR THE CONSTRUCTION, EXPANSION AND REHABILITATION OF TRACKS, TERMINALS, RAIL YARDS, REHABILITATION OF TRACKS, TERMINALS AND A NEW VEHICLE TERMINAL IN GUADALAJARA, JALISCO.

APPLIES TO MEXICAN GAAP:

GRUPO MÉXICO - FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF MEXICAN PESOS UNLESS NOTED - MEXICAN GAAP)

FINANCIAL DATA	3 MONTHS ENDED: 30/06/03	3 MONTHS ENDED: 30/06/02	VAR. %	6 MONTHS ENDED: 30/06/03	6 MONTHS ENDED: 30/06/02	VAR. %
NET SALES	6,181,305	6,530,842	(5.4)	12,090,845	12,632,526	(4.3)
COST OF SALES	4,180,298	4,142,695	0.9	8,402,953	8,430,975	(0.3)
ADMINISTRATIVE EXPENSES	280,471	317,695	(11.7)	570,956	617,434	(7.5)
OPERATING INCOME	691,784	1,091,409	(36.6)	1,047,362	1,655,263	(36.7)
EBITDA	1,720,536	2,070,452	(16.9)	3,116,936	3,584,117	(13.0)
FINANCING COST (NET)	138,888	476,029	(70.8)	687,825	944,245	(27.2)
(LOSS) INCOME IN EXCHANGE LOSSES (NET)	(488,035)	1,621,717	(130.1)	85,591	1,337,554	(93.6)
(LOSS) INCOME NET	95,801	(1,185,584)	108.1	(581,457)	(836,238)	30.5
(LOSS) INCOME PER SHARE	(0.15)	(1.82)	108.1	(0.89)	(1.28)	30.5

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

METALS MARKET PRICES

		THREE MONTHS ENDED			SIX MONTHS ENDED		
		JUNE 30 2003	JUNE 30 2002	VAR %	JUNE 30 2003	JUNE 30 2002	VAR. %
COPPER	(US CTVS./LB)	74.7	74.2	0.7	75.4	73.2	3.0
ZINC	(US CTVS./LB)	35.1	35.5	(1.1)	35.4	35.7	(0.8)
SILVER	(DLLS./OZ)	4.6	4.7	(2.1)	4.6	4.6	-
GOLD	(DLLS./OZ)	346.7	312.8	10.8	349.4	301.6	15.8
MOLYBDENUM	(US. DLLS./LB.)	5.1	4.1	24.4	4.5	3.4	32.4
LEAD	(US CTVS./LB)	20.7	20.6	0.5	20.8	21.5	(3.3)

AS A RESULT OF THE FINANCIAL RESTRUCTURING CONCLUDED IN THE PERIOD OF MARCH/APRIL OF THE PRESENT YEAR, AND WITH OBJECT OF MAKING SIMPLER THE CORPORATE STRUCTURE OF GROUP, WITH DATE 28 OF MAY OF THE 2003, WAS CARRIED OUT A EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS OF THE SUBSIDIARY MM, AND GMM, IN WHICH REMEMBERED THE COALITION OF GMM IN MM, SUBSISTING THIS LAST ONE AS COMPANY MERGER. INSIDE THE AGREEMENTS OF THE MENTIONED ASSEMBLY AND SPECIFICALLY INSIDE THE AGREEMENT OF MERGER, IT REMEMBERED THAT THE MERGER FOR EFFECTS AMONG THE PARTS WAS CARRIED OUT WITH DATE 30 OF MAY OF THE 2003 AND IT STOPS EFFECTS WITH THIRD PARTS, 90 DAYS AFTER THE REGISTRATION OF THE CORRESPONDING RECORDS BEFORE THE PUBLIC REGISTRATION OF THE PROPERTY, AND AS AN ABOVE-MENTIONED CONSEQUENCE, GRUPO MEXICO'S FINANCIAL INFORMATION SHOWN IN THIS REPORT, CONTAINS INCORPORATE THE EFFECTS OF THE MERGER OF THE SUBSIDIARY GMM AND MM AND THAT THEY WERE AS FOLLOW:

THE CONSOLIDATED RESULTS (LOSSES) ACCUMULATED OF THE PERIOD OF JANUARY 1° AT MAY 30 THE 2003 OF GMM, THEY WERE CAPITALIZED FOR A MOUNT OF $ 338.6 MILLION PESOS, WHICH ARE INTEGRATED BASICALLY FOR $ 69.1 MILLION PESOS OF OPERATIVE LOSSES, $ 494.5 MILLION PESOS OF FINANCIAL COSTS, $ 340.2 MILLION PESOS MONETARY POSITION PROFIT, $ 105.3 MILLION PESOS RELATED WITH DEFERRED TAXES AND $ 9.9 MILLION PESOS OF OTHER SMALLER ITEMS, SITUATION THAT WAS REFLECTED IN A DECREASE OF THE STOCKHOLDERS' EQUITY.

G.MEXICO CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES, ORIGINATED BY AN INCREMENT IN THE PRODUCTIVITY OF THE DIVERSE PRODUCTIVE PROCESSES OF THE OPERATORS OF THE GROUP AND ALSO A SIGNIFICANT CONTRIBUTION TO THE GROUP FROM THE RAILROAD DIVISION.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

AT JUNE 30, 2003 THE REDUCTION IN COST REACHED $ 28.0 MILLION PESOS, WHICH REPRESENTED 0.3% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE ALLOWED US TO MITIGATE THE EFFECT IN THE RESULTS OF THE REDUCTION OF COPPER SALES (14.1%) AND ZINC SALES (24.6%).

G.MEXICO CONSOLIDATED AND ACCUMULATED SALES AT JUNE 30, 2003 WAS $ 12,090.8 MILLION PESOS, COMPARED TO $ 12,632.5 MILLION PESOS FOR THE SAME PERIOD OF 2002. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO LOWER VOLUMES SOLD, AND TO THE POLICY TO PRIVILEGE MARGINS OVER VOLUMES.

THE OPERATING CASH FLOW (EBITDA) FOR THE FIRST SIX MONTHS ENDED JUNE 30, 2003 WAS $ 3,116.9 MILLION PESOS REPRESENTING 25.8% OF SALES COMPARED TO 28.4% DURING THE SAME PERIOD OF THE PREVIOUS YEAR. AS A RESULT TO THE MERGER MENTIONED $ 69.1 MILLION PESOS BENEFITED EBITDA FOR THE FIRST SIX MONTHS OF 2003.

G.MEXICO AS OF JUNE 30, 2003 OPERATING EARNINGS REPRESENTED 8.7% NET SALES, REACHED $ 1,047.4 MILLION PESOS, MERGER MENTIONED IN $ 69.1 MILLION PESOS BENEFITED.

WITH RESPECT TO THE CONSOLIDATED FINANCIAL COST, BASED IN MEXICAN GAAP, THIS REPRESENTS A NET COST OF $ 468.1 MILLION PESOS AT JUNE 30, 2003, DUE BASICALLY TO A THE FINANCIAL DEBT COST OF $ 687.8 MILLION PESOS, FOR THE MONETARY POSITION PROFIT OF $ 304.1 MILLION PESOS, A PROFIT IN DERIVATIVES FOR $ 1.2 MILLION PESOS, A LOSS IN FOREIGN EXCHANGE DUE BASICALLY TO THE DEVALUATION OF THE MEXICAN PESO AGAINST THE DOLLAR FOR $85.6 MILLION PESOS AND MERGER MENTIONED $ 158.3 MILLION PESOS BENEFITED.

THE TOTAL DEBT OUTSTANDING AT JUNE 30, 2003, WAS $ 2,983.7 MILLION DOLLARS, WITH AVAILABLE CASH OF $ 416.5 MILLION DOLLARS AND THAT IS EQUIVALENT TO A NET DEBT OF $ 2,567.2 MILLION DOLLARS.

ON APRIL 29, 2003, GRUPO MÉXICO, S.A. DE C.V. (GM) REPORTED THAT ITS SUBSIDIARY GRUPO MINERO MÉXICO, S.A. DE C.V., GMM, WHICH CONCENTRATES ITS WHOLE MINING OPERATIONS IN MEXICO, HAS CONCLUDED AND SIGNED ITS FINANCIAL RESTRUCTURING WITH BOTH, THE INSTITUTIONAL INVESTORS THAT ARE HOLDERS OF ITS ISSUED SECURED EXPORT NOTES AND WITH THE BANKS LEAD BY BANK OF AMERICA, N.A. THE AGREEMENTS RESTRUCTURE CREDITS FOR $ 608.9 MILLION DOLLARS, NOW PAYABLE IN MARCH 2007, AND CREDITS FOR $ 270.3 MILLION DOLLARS THAT WILL BE PAYABLE IN QUARTERLY INSTALLMENTS STARTING IN MARCH 2004. IN SUM, CREDITS FOR A TOTAL OF $ 879.2 MILLION DOLLARS WERE RESTRUCTURED. AS PART OF THE AGREEMENTS EXECUTED TODAY THE HOLDING COMPANY OF G.MEXICO'S MINING ASSETS, AMERICAS MINING CORPORATION (AMC), WILL CAPITALIZE GMM WITH $ 110 MILLION DOLLARS TO SUPPORT ITS FINANCIAL STRUCTURE AND ENSURE THE DEVELOPMENT OF OPERATIONS OF THE LATTER AND ITS SUBSIDIARIES. WITH THE FOREGOING, TOGETHER WITH THE RECENT PAYMENT OF $ 550 MILLION DOLLARS CREDITS OWED BY ITS SUBSIDIARY ASARCO INCORPORATED (ASARCO), WHICH WAS MADE LAST MARCH 31, G.MEXICO CONCLUDES ITS FINANCIAL RESTRUCTURATION. IN THAT SENSE HAVING SUCCESSFULLY CONCLUDED THIS FINANCIAL RESTRUCTURE, THAT IMPLIED A REMARKABLE COMPLEXITY GIVEN THE NUMBER OF INSTITUTIONAL INVESTORS, BANKING INSTITUTIONS AND AGENCIES OF THE U.S. GOVERNMENT INVOLVED, GRUPO MÉXICO AND ITS SUBSIDIARIES WILL HAVE NOW MORE FINANCIAL AND OPERATIONAL FLEXIBILITY TO FULLY FOCUS ON INCREASING THE PRODUCTIVITY AND PROFITABILITY OF ITS VARIOUS MINING AND METALLURGICAL UNITS

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

EVEN IN THE PERIOD OF DEPRESSED PRICES THAT THE INDUSTRY IS FACING. IT IS TO HIGHLIGHT THAT BOTH ASARCO AND GMM HAVE A SOLID FINANCIAL STRUCTURE THAT WILL ENABLE THEM TO ENHANCE ITS DAILY OPERATIONS AND BETTER CONFRONT THE CURRENT LOW METAL PRICE CYCLE. IN FACT THE NEXT MATURITY FOR ASARCO IS IN APRIL 2013. FOR ITS PART, GMM, THANKS THE REFERRED RESTRUCTURING, HAS A BETTER DEBT PROFILE IN ACCORDANCE WITH ITS FINANCIAL CAPABILITIES AT THE CURRENT METAL PRICES. WITH REGARD TO G.MÉXICO'S SUBSIDIARY SOUTHERN PERU COPPER CORPORATION (SPCC) THAT CONSOLIDATES THE PERUVIAN MINING OPERATIONS, ITS FINANCIAL STRUCTURE IS VERY SOLID AND HAS AN APPROVED BOND ISSUE PROGRAM OF UP TO $ 750 MILLION DOLLARS AND A CASH OF AROUND $ 199 MILLION DOLLARS. PART OF THESE RESOURCES WILL BE DEVOTED FOR THE ILO SMELTER MODERNIZATION. FINALLY, G.MEXICO STRESSED THAT ITS TRANSPORT SUBSIDIARIES HAVE A VERY EFFICIENT FINANCIAL AND OPERATIONAL STRUCTURE.

+ NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

A) CONSOLIDATION BASIS.

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE RESULTS FOR GRUPO MEXICO, S.A. DE C.V., (THE CONTROLING COMPANY) AS WELL AS THOSE OF ITS SUBSIDIARY COMPANIES, AMERICAS MINING CORPORATION 100%; GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.99.99%; INFRAESTRCTURA Y TRANSPORTES MEXICO, S.A. DE C.V. 99.99%; (THE FIRST THREE, SUBCONTROLLING COMPANIES) WICH ALSO CONSOLIDATED THEIR FINANCIAL STATEMENTS WITH THOSE OF THEIR SUBSIDIARIES, MENTIONED AS FOLLOWS:

ON MAY 28 AND APRIL 30, 2003 MINERA MEXICO, S.A. DE C.V (MM), GRUPO MINERO MEXICO, S.A. DE C.V. (GMM); FERROMEX AND GFM SERVICIOS ADMINISTRATIVOS S.A. DE C.V. HELD AN EXTRAORDINARY SHAREHOLDERS' MEETINGS, IN WHICH IT WAS APPROVED THE MERGER OF GMM AND MM REMAING MM AS THE MERGED COMPANY, AND ALSO THE MERGER OF GFM SERVICIOS ADMINISTRATIVOS S.A. DE C.V. AND FERROMEX PREVAILING FERROMEX AS THE MERGED COMPANY.

AS PART OF THE AGREEMENTS OF THE MENTIONED MEETINGS, AND SPECIFICALLY THE MERGER AGREEMENTS, THE MERGERS ARE EFFECTIVE BETWEEN BOTH PARTIES ON MAY 30 AND APRIL 30, 2003 RESPECTIVELY, AND UNDER MEXICAN LAW, THE VALIDITY OF THE MERGER VIS-À-VIS THIRD PARTIES IS EFFECTIVE NINETY DAYS AFTER THE REGISTRATION OF THE SHAREHOLDERS' RESOLUTION AND ACCOMPANYING THE MERGER AGREEMENTS WITH THE MEXICAN PUBLIC REGISTRY OF COMMERCE. THE EXECUTED RESOLUTIONS AND MERGER AGREEMENT, WAS REGISTERED ON JULY 2, 3003, WITH THE MEXICAN PUBLIC REGISTRY OF COMMERCE.

	DOMICILED IN	PERCENTAGE OF PARTICIPATION
AMERICAS MINING CORPORATION, INC. ("AMC")	(USA)	
MINERA MEXICO, S.A. DE C.V. ("MM")	(MEXICO)	98.98%
-MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES ("MEXCOBRE")	MEXICO	94.50%
-INDUSTRIAL MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES ("IMMSA")	MEXICO	100.00%
-MINERALES METALICOS DEL NORTE, S.A. ("MIMENOSA")	MEXICO	100.00%
-SERVICIOS DE APOYO ADMINISTRATIVO, S.A. DE C.V. ("SAASA")	MEXICO	100.00%
-MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES ("MEXCANANEA")	MEXICO	98.49%

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

Company	Country	%
-MEXICO COMPAÑIA INMOBILIARIA, S.A. ("MEXCI")	MEXICO	100.00%
-MINERALES Y MINAS MEXICANAS, S.A. DE C.V. ("M.M.M.")	MEXICO	100.00%
-WESTERN COPPER SUPPLIES, INC. ("W.C.S.")	USA	100.00%
-MINERA MÉXICO INTERNACIONAL, INC. ("M.M.I.")	USA	100.00%
-MEXICANA DEL ARCO, S.A. DE C.V. ("MEXARCO")	MEXICO	100.00%
-SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES (SPCC)	USA	54.42%
-NORTHERN PERU MINING CORPORATION	USA	100.00%
-SOUTHERN PERU HOLDING CORPORATION	USA	100.00%
-THE INTERNATIONAL METAL COMPANY	USA	100.00%
-TULIPAN COMPANY, INC.	USA	63.00%
AMERICAS SALES COMPANY INC.	(USA)	100.00%
EXPLORACIONES MINERAS DEL PERU	(USA)	100.00%
ASARCO INCORPORATED ("ASARCO")	(USA)	100.00%
-AIR RESOURCES CORPORATION	USA	100.00%
-AR MEXICAN EXPLORATIONS INC. AND SUBSIDIARIES	USA	100.00%
-AR MONTANA CORPORATION AND SUBSIDIARIES	USA	100.00%
-AR SILVER BELL, INC. AND SUBSIDIARIES	USA	75.00%
-ASARCO ARIZONA, INC.	USA	100.00%
-ASARCO EXPLORATION COMPANY, INC. AND SUBSIDIARIES	USA	100.00%
-ASARCO EXPLORATION COMPANY OF CANADA, LIMITED	CANADA	100.00%
-ASARCO INTERNATIONAL CORPORATION	USA	100.00%
-ASARCO INTERNATIONAL CORP. FSC	VIRGIN ISLANDS	100.00%
-ASARCO OIL AND GAS COMPANY, INC.	USA	100.00%
-ASARCO PERUVIAN EXPLORATION COMPANY	USA	100.00%
-ASARCO SANTA CRUZ, INC. AND SUBSIDIARIES	USA	100.00%
-BRIDGEVIEW MANAGEMENT COMPANY, INC.	USA	100.00%
-COMPAÑIA MINERA ASARCO, S.A.	CHILE	100.00%
-DOMESTIC REALTY COMPANY, INC.	USA	100.00%
-ENCYCLE, INC.	USA	100.00%
-HYDROMETRICS, INC. AND SUBSIDIARIES	USA	100.00%
-ENCYCLE/TEXAS, INC.	USA	100.00%
-FEDERATED METALS CANADA LIMITED	CANADA	100.00%
-FEDERATED METALS CORPORATION	USA	100.00%
-GEOMINERALS INSURANCE COMPANY, LTD.	BERMUDA	100.00%
-LAC D'AMIANTE DU QUEBEC, LTEE AND SUBSIDIARIES	USA	100.00%
-MINING DEVELOPMENT COMPANY AND SUBSIDIARIES	USA	100.00%
-MINTO EXPLORATIONS LTD	CANADA	55.77%
-MISSION EXPLORATION COMPANY AND SUBSIDIARIES	USA	100.00%
-NCBR, INC.	USA	100.00%
INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V. ("ITM")	MEXICO	

LINEAS FERROVIARIAS DE MEXICO, S.A. DE C.V.("LFM")	MEXICO	99.98%
TEXAS PACIFICO LP. INC.	EUA	100.00%
TEXAS PACIFICO GP. LLC.	EUA	100.00%
TEXAS PACIFICO TRANSPORTATION LTD	EUA	99.00%
INTERMODAL MEXICO, S.A. DE C.V.	MEXICO	99.83%
GRUPO FERROVIARIO MEXICANO, S.A. DE C.V. ("G.F.M.")	MEXICO	74.00%
FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX")	MEXICO	100.00%
GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V. ("GMMI")	MEXICO	99.99%
CONTROLADORA MINERA MEXICO, S.A. DE C.V.("CMM")	MEXICO	100.00%
AMERICAS MINING CORPORATION ("AMC")	USA	39.62%

B) BASIS FOR THE DETERMINATION OF FIGURES, FOR COMPARABILITY EFFECTS OF THE FINANCIAL STATEMENTS.

IN ACCORDANCE TO THE DECREED IN THE THIRD OF ADEQUACY TO BULLETIN B-10 THE REEXPRESION OF THE ENTRIES WAS PERFORMED OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR AS WELL AS THE PRESENT PERIOD TO PESOS OF PURCHASING POWER OF JUNE 30, 2003, FOR COMPARISON PURPOSES.

C) TEMPORARY INVESTMENT APPRAISAL.

THE INVESTMENTS IN LIQUID ASSETS ARE FOUND REPRESENTED MAINLY BY INVESTMENT FUNDS IN SHARES OF MEXICAN AND FOREIGN COMPANIES, CETES AND SHORT TERM BANK DEPOSITS, VALUED AT THEIR MARKET VALUE.

D) APPRAISAL OF RIGHTS AND OBLIGATIONS IN FOREIGN CURRENCY.

THE TRANSACTIONS IN FOREIGN CURRENCY, ARE REGISTERED AT THE EXCHANGE RATE ON THE DATE OF OPERATION, ASSETS AND LIABILITIES IN FOREIGN CURRENCY AT THE CLOSING OF THE EXERCISE, ARE ADJUSTED TO THE EXCHANGE RATE TO THAT DATE, AFFECTING THE RESULTS OF THE EXERCISE AS PART OF THE FINANCIAL COST. THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE U.S. DOLLAR WAS 10.4808

E) INVENTORIES AND SALES COST APPRAISAL.

AT THE CLOSING OF THE EXCERCISE, INVENTORIES OF THE PRINCIPAL METALS ARE APPRAISED AT THE ONGOING PRICES OF THE INTERNATIONAL METALS MARKET, MINUS THE UPDATED COST OF THE PENDING TREATMENT AND ACCORDING TO THE PROCESS STAGE OF PRODUCTION AND REFINING IN WHICH THEY ARE FOUND. THE OTHER INVENTORY CONCEPTS ARE APPRAISED AT ACTUAL PURCHASING OR PRODUCTION COSTS. THE REST OF THE VALUES DO NOT EXCEED THE NET VALUE OF LIQUIDATION.

F) REAL ESTATE, MACHINERY AND EQUIPMENT APPRAISAL.

AT THE SECOND QUARTER OF 2003, PROPERTIES AND EQUIPMENT WERE ACTUALIZED APPLYING THE METHOD OF CHANGES IN THE GENERAL PRICE LEVEL IN ACCORDANCE TO AS WELL AS LINEAMENTS APPROVED IN THE FINAL TEXT OF THE FIFTH DOCUMENT OF ADEQUATIONS TO BULLETIN B-10 OF THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

G) DEPRECIATION RESOLUTION.

DEPRECIATION AND AMORTIZATION ARE CALCULATED BY THE DIRECT LINE METHOD CONSIDERING THE UPDATED VALUE BY THE ADJUSTMENT METHOD FOR CHANGES IN THE GENERAL PRICE LEVEL AND THE REMAINING USEFUL LIFE.

(H) CAPITAL.

THE ACCUMULATED AND CONTRIBUTED CAPITAL AS WELL AS THE NON-MONETARY ENTRIES, ARE MADE EFFECTIVE WITH A FACTOR DERIVED FROM THE NATIONAL CONSUMERS PRICE INDEX (INPC), FROM THE DATE CONTRIBUTION OR GENERATION.

(MONTHLY HISTORICAL AND UPDATED NET RESULT)

		NET HISTORICAL RESULT ACCUMULATED	MONTH	INDEX AT CLOSING	OF ORIGIN	MONTHLY UPDATE NET RESULT OF THE EXERCISE (THOUSAND OF PESOS)
JULY	2002	152,509	152,509	104.188	100.204	158,564

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

AUGUST	2002	(325,095)	(477,604)	104.188	100.585	(494,702)
SEPTEMBER	2002	(259,198)	65,897	104.188	101.190	67,848
OCTOBER	2002	(578,843)	(319,645)	104.188	101.636	(327,668)
NOVEMBER	2002	(374,347)	204,496	104.188	102.458	207,932
DECEMBER	2002	(395,847)	(21,500)	104.188	102.904	(21,769)
JANUARY	2003	(1,112,934)	(717,087)	104.188	103.320	(723,111)
FEBRUARY	2003	(1,331,279)	(218,345)	104.188	103.607	(219,568)
MARCH	2003	(1,063,982)	267,297	104.188	104.261	267,083
APRIL	2003	(767,835)	296,147	104.188	104.439	295,407
MAY	2003	(760,059)	7,776	104.188	104.102	7,782
JUNE	2003	(945,882)	(185,823)	104.188	104.188	(185,823)

NET RESULTS, FOR THE LAST TWELVE MONTHS (968,025)

JULY	2001	(435,347)	(435,347)	104.188	94.967	(477,576)
AUGUST	2001	(760,077)	(324,730)	104.188	95.529	(354,151)
SEPTEMBER	2001	(1,296,314)	(536,237)	104.188	96.419	(579,404)
OCTOBER	2001	(1,137,316)	158,998	104.188	96.854	171,034
NOVEMBER	2001	(1,299,953)	(162,637)	104.188	97.219	(174,282)
DECEMBER	2001	(3,067,254)	(1,767,301)	104.188	97.354	(1,891,189)
JANUARY	2002	(2,957,900)	109,354	104.188	98.253	115,959
FEBRUARY	2002	(2,828,886)	129,014	104.188	98.189	136,884
MARCH	2002	(2,786,894)	41,992	104.188	98.692	44,327
APRIL	2002	(3,083,731)	(296,837)	104.188	99.231	(311,649)
MAY	2002	(3,423,605)	(339,874)	104.188	99.432	(356,120)
JUNE	2002	(3,914,349)	(490,744)	104.188	99.917	(511,699)

NET RESULTS, FOR THE LAST TWELVE MONTHS (4,187,866)

*BOARD OF DIRECTORS

DURATION FROM MAY 29, 2003 TO APRIL 30, 2004 OR UNTIL FURTHER NOTICE.

MARKET VALUE OF EACH SHARE
LAST MADE 16.00 14.21

OBSERVATIONS TO ANNEX 3.

PARTICIPATION PERCENTAGE IS INCLUDED BETWEEN SUBSIDIARIES WITH LESS THAN 51%.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

OBSERVATIONS TO ANNEX 4.

IN OTHER ASSETS, RAILROAD CONCESSION TITLES ARE INCLUDED, FOR A NET AMOUNT OF $ 1,783,494

BASIS FOR FOREIGN SUBSIDIARY FINANCIAL STATEMENT COVERSION.

IN LINE WITH "BULLETIN B-15", FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT INTEGRATED TO DOMESTIC COMPANIES, ARE ADJUSTED IN ACCORDANCE WITH GAAP USING THE INFLATION OF THE SPECIFIC COUNTRY THEY OPERATE IN AND ARE THEN CONVERTED BY THE END OF PERIOD EXCHANGE RATE.

FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES WHOSE OPERATIONS ARE INTEGRATED TO DOMESTIC OPERATIONS ARE ADJUSTED IN ACCORDANCE WITH GAAP AND ARE CONVERTED AT THE END OF PERIOD EXCHANGE RATE FOR MONETARY ITEMS AND/OR WHEN THE TRANSACTIONS WERE EXECUTED THAT GENERATE NONE MONETARY ASSETS AS WELL AS THE CAPITAL AND RESULTING NUMBERS, ARE ADJUSTED BY THE NATIONAL CONSUMER PRICE INDEX (INPC).

FINANCIAL STATEMENTS OF OUR PRINCIPAL FOREIGN SUBSIDIARIES DOMICILED IN THE UNITED STATES WITH OPERATIONS MAINLY IN THE UNITED STATES OR PERU ARE GENERATED IN US DOLLARS AND ACCOUNTED FOR IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP).

BULLETIN C-2
IN 2001 BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS AND REQUIRES RECOGNITION OF ALL CONTRACTED FINANCIAL INSTRUMENTS ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, AFFECTING THE RESULTS OF THE PERIOD FOR ANY VALUATION ADJUSTMENTS OF SUCH INSTRUMENTS.

1) DEPOSIT QUARANTEE FOR U.S. 28,448 THOUSANDS DOLLARS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES						
2	AMERICAS MINING CORPORATION .	PROM.ORG. INDUSTRIAL SOC.	640	60.38	12,406,110	11,351,083
3	GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.	PROM. ORG. INDUSTRIAL SOC.	630,212,950	99.99	7,421,957	7,448,483
4	INFRAESTRUC. Y TRANSP. MEXICO, S.A. DE C.V.	TRANSPORTATION SERV.	633,750,710	99.99	5,984,113	5,116,279
TOTAL INVESTMENT IN SUBSIDIARIES					**25,812,180**	**23,915,845**
ASSOCIATEDS						
1	NEPTUNE MINING COMPANY	MINING	10,459	82.50	257	1,038
2	COPPER BASIN RAILWAY, INC.	TRANSPORTATION SERV.	1,800	45.00	3,123	25,129
3	MEXICO CONSTRUCTORA INDUSTRIAL, S.A. DE C.V.		491,800	49.18	545	545
4	PROVEEDORA MINERA DE ARTICULOS DE CONSUMO, S.C.		5	51.47	4,095	4,095
5	PREPARACION DE TERRENOS PARA LABRANZA, S.C.		3	98.00	2	2
6	TERM. FERROV. DEL VALLE DE MEXICO, S.A.DE C.V.		5,364,210	25.00	63,308	106,570
7	SOC. DE TRANSP. MINEROS SECCION V, S.C.		1	51.02	1,276	1,276
			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**72,606**	**138,655**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**24,054,500**

NOTES

26/08/2003 15.42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,360,605	2,568,545	16,792,060	11,779,540	5,476,117	23,095,483
MACHINERY	26,852,342	10,352,193	16,500,149	31,217,798	15,514,287	32,203,660
TRANSPORT EQUIPMENT	299,521	245,661	53,860	316,006	191,089	178,777
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	213,806	180,370	33,436	133,108	55,123	111,421
OTHER	1,642,948	336,689	1,306,259	1,467,291	65,477	2,708,073
DEPRECIABLES TOTAL	**48,369,222**	**13,683,458**	**34,685,764**	**44,913,743**	**21,302,093**	**58,297,414**
NOT DEPRECIATION ASSETS						
GROUNDS	760,413	0	760,413	1,054,275	0	1,814,688
CONSTRUCTIONS IN PROCESS	1,023,993	0	1,023,993	79,927	0	1,103,920
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,784,406**	**0**	**1,784,406**	**1,134,202**	**0**	**2,918,608**
TOTAL	**50,153,628**	**13,683,458**	**36,470,170**	**46,047,945**	**21,302,093**	**61,216,022**

NOTES

26/08/2003 15.42

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE COMERCIO E	15/12/2003	4.79	0	0	0	524,040	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
PROGRAMA DE BURSAT ING BARIN	28/10/2007	8.43	0	0	0	0	0	0	0	0	0	0	311,385	529,280	529,280	3,589,891
ENRON	25/06/2004	4.79	0	0	0	0	0	0	0	0	0	209,616	0	0	0	0
COLOCACION DE BONOS ING BARI	04/01/2008	8.97	0	0	0	0	0	0	0	0	0	0	0	0	0	4,624,601
CSFB CORPORATE DEBENTURES		8.19	0	0	0	0	0	0	0	0	0	0	0	0	0	2,043,766
LARGO PLAZO BANK OF AMERICA		4.99	0	0	0	0	0	0	0	0	0	1,011,290	642,168	319,739	0	0
NOVA SCOTIA BANK		5.04	0	0	0	0	0	0	0	0	0	0	67,392	114,555	114,555	775,023
CAPITAL LEASE OBLIGATION MIT		2.67	0	0	0	0	0	0	0	0	0	0	104,808	104,808	104,808	732,503
BANCO DEL CREDITO DEL PERU B		5.96	0	0	0	0	0	0	0	0	0	576,444	524,040	233,827	243,574	1,032,128
EXIMBANK BANK OF AMERICA		1.44	0	0	0	0	0	0	0	0	0	152,344	152,338	118,003	83,668	174,825
GILA COUNTY INSTALLMENT BON		5.55	0	0	0	0	0	0	0	0	0	0	0	0	0	626,259
LEWIS & CLARK COUNTY ENV BO		5.73	0	0	0	0	0	0	0	0	0	0	0	0	0	598,558
BANAMEX		6.33	0	0	0	0	0	524,040	0	0	0	0	0	0	0	0
REFACCIONARIO EXPORT DEVELOP		0.00	0	0	0	0	0	0	0	0	0	200,985	150,243	63,598	0	0
NUECES RIVER EVN BOND		5.60	0	0	0	0	0	0	0	0	0	0	0	0	0	444,354
CREDIT AGRICOLE INDOSUEZ		0.00	0	0	0	0	0	0	0	0	0	314,424	0	0	0	0
REFACCIONARIO SOCIETE GENERA		0.00	0	0	0	0	0	0	0	0	0	103,704	31,978	31,978	0	0
IXE BANK		7.36	0	0	0	0	0	0	0	0	0	105,856	0	0	0	0
CAPITAL LEASE AT & T, HYDROM		9.60	0	0	0	0	0	0	0	0	0	0	132,544	102,817	102,785	0
DRESDNER BANK		0.00	0	0	0	0	0	0	0	0	0	190,877	0	0	0	0
INBURSA		7.59	0	2,500,000	0	0	0	0	0	3,249,048	0	0	0	0	0	0
JP MORGAN		3.81	0	0	0	0	0	0	0	0	0	2,096,160	0	0	0	0
INTERESES			0	0	0	0	0	0	0	0	0	349,002	0	0	0	0
TOTAL BANKS			**0**	**2,500,000**	**0**	**524,040**	**0**	**524,040**	**0**	**3,249,048**	**0**	**5,310,702**	**2,116,896**	**1,618,605**	**1,178,670**	**14,641,908**

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
VARIOS			0	0	0	912,037	0	0	0	0	0	2,128,086	0	0	0	0
TOTAL SUPPLIERS			0	0	0	912,037	0	0	0	0	0	2,128,086	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS CREDITOS	31/12/2003		2,181,599	0	0	0	0	0	0	0	0	200,122	31,469	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			2,181,599	0	0	0	0	0	0	0	0	200,122	31,469	0	0	0
			2,181,599	2,500,000	0	1,436,077	0	524,040	0	3,249,048	0	7,638,910	2,148,365	1,618,605	1,178,670	14,641,908

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR
WAS 10.4808

1) REFACCIONARIO EXPORT DEVELOPMENT CO. RATE OF INTEREST LIBOR + 0.750
2) CREDIT AGRICOLE INDOSUEZ RATE OF INTEREST LIBOR + 3.875
3) REFACCIONARIO SOCIETE GENERALE NY RATE OF INTEREST LIBOR + 3.75
4) DRESDNER BANK RATE OF INTEREST LIBOR + 2.0

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2003**

GRUPO MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	137,960	1,454,294	0	0	1,454,294
OTHER	20,631	216,257	0	0	216,257
TOTAL	**158,591**	**1,670,551**			**1,670,551**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	51,283	544,242	1,548	16,339	560,581
INVESTMENTS	3,890	41,297	1	6	41,303
OTHER	92,132	977,330	0	0	977,330
TOTAL	**147,305**	**1,562,869**	**1,549**	**16,345**	**1,579,214**
NET BALANCE	**11,286**	**107,682**	**(1,549)**	**(16,345)**	**91,337**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,765,647**	**39,458,800**	0	0	**39,458,800**
LIABILITIES POSITION	**3,772,852**	**39,542,502**			**39,542,502**
SHORT TERM LIABILITIES POSITION	865,868	9,074,987	0	0	9,074,987
LONG TERM LIABILITIES POSITION	2,906,984	30,467,515	0	0	30,467,515
NET BALANCE	**(7,205)**	**(83,702)**			**(83,702)**

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 10.4808

26/08/2003 15.42

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	44,082,258	63,964,869	19,882,611	0.00	79,530
FEBRUARY	45,557,899	66,353,135	20,795,236	0.00	56,147
MARCH	45,024,145	65,794,978	20,770,833	1.00	130,856
APRIL	39,660,221	63,286,073	23,625,852	0.00	40,164
MAY	38,439,616	61,456,219	23,016,603	0.00	(75,955)
JUNE	39,877,687	62,694,683	22,816,996	0.00	18,254
ACTUALIZATION:	0	0	0	0.00	1,715
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	382,735
OTHER	0	0	0	0.00	(329,328)
TOTAL					**304,118**

26/08/2003 15.42

NOTES

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ASARCO, INC.		0	0
MISSION-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	19
RAY-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	64
REFINERY AMARILLO TEXAS	COPPER IN ELECTROLITIC CATHODE	500,000	25
.	COPPER WIRE ROD	245,000	55
.	COPPER CAKES	130,000	22
HAIDEN, ARIZONA	SMELTING OF COPPER	200,000	55
SX/EW RAY, ARIZONA	COPPER IN ELECTROLITIC CATHODE	46,300	89
SX/EW SILVER BELL, ARIZONA	COPPER IN ELECTROLITIC CATHODE	20,000	100
RAY, ARIZONA	SULPHURIC ACID PRODUCTION	650,000	47
AMARILLO, TEXAS	NICKEL METAL PRODUCTION	710	0
ENCYCLE PLANT	NICKEL PRODUCTION	544	0
REFINERY AMARILLO, TEXAS	ANODE SLIMES PROCESSING	2,582	21
.	REFINED SILVER	1,244	16
.	REFINED GOLD*	18,662	4
GLOBE, OHA. NEBRASKA PLANT	LITHARGE PRODUCTION	635	72
.	BISMUTH OXIDE	19	100
.	BISMUTH ALLOY	86	30
.	TEST LEAD	17	83
TOQUEPALA- PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	95
CUAJONE-PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	31,581,000	94
SX/EW TOQUEPALA, PERU	COPPER IN ELECTROLITIC CATHODE	56,250	88
SMELTER ILO, PERU	SMELTING OF COPPER	300,000	96
REFINERY ILO, PERU	COPPER CATHODES	246,000	100
ACID PLANT, PERU	ACID PRODUCTION	330,000	100
PRECIOUS METALS PLANT, PERU	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	365	89
MOLY TOQUEPALA PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	500,000	97
MOLY CUAJONE PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	730,000	94
MEXICANA DE COBRE		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	0	0
.	AND MOLYBDENUM	31,500,000	75
SMELTING	COPPER SMELTER	360,000	56
COAL PLANT	EXTRACCTON OF HYDRATED LIME	122,400	99
MOLYBDENUM PLANT	PRODUCTION OF MOLYBDENUM CONC.	720,000	75
SULPHURIC ACID PLANT	SULPHURIC ACID PRODUCTION	1,565,520	39
SX/EW PLANT	COPPER IN ELECTROLITIC CATHODE	21,900	98
REFINERY	COPPER IN ELECTROLITIC CATHODE	300,000	54
WIRE ROD PLANT	PRODUCTION COPPER WIRE ROD	150,000	39

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PRECIOUS METALS PLANT	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	2,800	31
INDUSTRIAL MINERA MEXICO		0	0
S.A. DE C.V.		0	0
SAN LUIS PLANT	SMELTING OF:	0	0
.	COPPER CONC. AND MINERALS	230,000	46
.	ARSENIC	6,000	29
ELECTROLITIC ZIN REFINERY		0	0
.	REFINING OF.	0	0
.	ZINC	100,000	88
.	CADMIUM	600	100
.	PRODUCTION OF:	0	0
.	SULPHURIC ACID	175,000	90
NUEVA ROSITA PLANT	PROD. COKE BY PRODUCTS	90,000	94
CHARCAS UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,476,000	82
TAXCO UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,079,100	32
SAN MARTIN UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	2,230,400	54
PASTA DE CONCHOS UNIT	MINING AND PRODUCTION OF COAL	1,068,000	44
MINERALES METALICOS DEL NORTE		0	0
S.A.		0	0
SANTA BARBARA UNIT	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF LEAD, COPPER AND	1,574,400	93
.	ZINC CONCENTRATES	0	0
MEXICANA DE CANANEA		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION OF COPPER AND ORE	0	0
.	BENEFIT	24,500,000	68
LIXIVIATION PLANTS	COPPER CATHODES	54,750	83

26/08/2003 15.42

NOTES

(1) VOLUME IN THOUSANDS OF KILOGRAMS.
* VOLUME IN KILOGRAMS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
DIESEL AND LUBRICANT	PETROLEOS MEXICANOS			NO	4.00
REFACTIONS	GIMCO, S.A. DE C.V.			NO	2.00
		ANODES COPPER	CHEMETCO	NO	4.00
COPPER CONCENTRATES	OTHERS			NO	2.00

NOTES

26/08/2003 15.42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD	832	11,413	280	33,440	3.00	IMM MONTERREY	MET. PRECIOSOS DE
		0	0				MONTERREY
		0	0			IMM MONTERREY	GRUPO SAN MIGUEL
SILVER	293,779	54,165	59,614	98,013		IMM MONTERREY	MET. PRECIOSOS DE
		0	0				MONTERREY
		0	0			IMM MONTERREY	GRUPO SAN MIGUEL
LEAD	8,927	53,639	11,326	54,412	34.00		MET-MEX PEÑOLES
ZINC	44,018	370,514	22,852	208,766	45.00	IMM-SLP	GRUPO NACOBRE
		0	0				ALUM.Y ZINC INDUST.
		0	0				INDUST. MONTERREY
COPPER CONTENT		0	0				
IN CONCENTRATES	41,198	429,352	0				MEXICANA DE COBRE
ZINC CONTENT		0	0				
IN CONCENTRATES	10,436	44,055	4,514	50,818	25.00		MET-MEX PEÑOLES
BLISTER COPPER	11,625	222,447	133	736	90.00		COBRE DE MEXICO
		0	0				COBRE DE PASTEJE
COPPER WIRE ROD	96,687	665,112	16,194	314,874			CONDUCTORES COBR.
		0	0				CONDULIMEX
COPPER IN CATHODES	289,255	4,898,489	60,876	1,090,405	15.00		COBRE DE MEXICO
		0	0				INDUST. UNIDAS
MOLYBDENUM	5,655	47,329	1,323	147,490	90.00	LA CARIDAD	MOLYMEX
TRANSPORTATION		0	0				
SERVICES		1,837,708	0	3,007,727			
OTHER		0	0	111,989			
3RD. DOC. EFFECT.		0	0	9,459			
TOTAL		8,634,223		5,128,129			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
GOLD		0	530	62,342	USA	SPCC	GERALD METALS
		0	0			ASARCO	ENTHONE OMI
SILVER		0	271,982	421,946	USA	SPCC	DEGUSA HILLS
		0	0			IMM MONTERREY	SCOTIA BANK
ZINC		0	20,240	178,431	USA		BETHLEHEM STEEL
		0	0				INLAND STEEL
ZINC CONTENT		0	0				
IN CONCENTRATES		0	3,878	33,041	ALEMANIA	ASARCO	SAVAGE ZINC
BLISTER COPPER		0	11,366	211,332	USA	SPCC	TRAFIGURA AG
COPPER WIRE ROD		0	84,392	1,627,504	USA	ATR	CERRO WIRE & CABLE
COPPER CATHODES		0	216,381	3,885,059	USA	SPCC	PECHINEY WORLD T.
		0	0			ELECTROWON	GERALD METALS
MOLYBDENUM		0	4,303	435,453	SUIZA	SPCC	GLENCORE INT.
		0	0		HOLANDA	LA CARIDAD	CHEMETALLGES
OTHER		0	0	94,554			
3RD. DOC. EFFECT		0	0	13,054			
TOTAL				6,962,716			

NOTES

VOLUMES IN TONS
GOLD AND SILVER IN KILOGRAMS.

26/08/2003 15.42

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

82-4582

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 278,367

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	B	651,646,640.00	20/02/2003	381,100.00
1	B	651,646,640.00	25/03/2003	138,284.00
1	B	651,646,640.00	27/03/2003	91,864.00
1	B	651,646,640.00	31/03/2003	1,898,821.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	38
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003 — 2,792,259

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

STOCK EXCHANGE COI GMEXICO QUARTER: 2 YEAR: 2003

RAZON SOCIAL: **GRUPO MEXICO, S.A. DE C.V.**

82-4582

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** 0

Number of Shares Outstanding at the Date of the NFEAR: 651,646,640
(Units)

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2003	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	38
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9.286
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2003 0

Number of shares Outstanding at the Date of the NFEAR 651,646,640
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002 0

Number of shares Outstanding at the Date of the NFEAR 651,646,640
(Units)

26/08/2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	651,646,640			651,646,640	16,316,038	
TOTAL			**651,646,640**	**0**	**0**	**651,646,640**	**16,316,038**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
651,646,640
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **2** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C P. DANIEL TELLECHEA SALIDO	**C P. ERNESTO DURAN TRINIDAD**
APODERADO	**APODERADO**

MEXICO, D.F., AT AUGUST 26 OF 2003